UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

665531 109

(CUSIP Number)

James R. Sankovitz
General Counsel
Northern Oil and Gas, Inc.
315 Manitoba Avenue – Suite 200
(952) 476-9800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531 109

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).
Ryan R. Gilbertson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
USA

	7.	Sole Voting Power
Number of		918,313
Shares
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each
Reporting	9.	Sole Dispositive Power
Person With:		918,313

	10.	Shared Dispositive Power
		-0-

11.	Aggregate Amount Beneficially Owned by Each reporting person
918,313

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
2.10%(1)

14.	Type of reporting person (See Instructions)
IN

1.   Percentage of beneficial ownership is calculated under applicable SEC regulations based upon 43,663,105 shares of common stock outstanding as of December 18, 2009.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock, par value $0.001 per share (“Common Stock”) of the Issuer filed by Ryan R. Gilbertson (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on May 4, 2007, as amended by that certain Amendment No. 1 to Schedule 13D filed by the reporting person with the SEC on December 31, 2007 and that certain Amendment No. 2 to Schedule 13D filed by the reporting person with the SEC on February 13, 2009 (collectively, the “Initial Schedule 13D”).

Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the reporting person in the Initial Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           The following table sets forth the aggregate number and percentage of shares of the Company’s common stock beneficially owned by the reporting person herein:

Reporting Person	Shares Beneficially Owned (1)	Percentage (2)
Ryan R. Gilbertson	918,313	2.10%

(1)	Consists of 638,313 shares of common stock held by the reporting person directly and 280,000 shares owned by Crystal Bay Capital Consulting, LLC, an entity controlled by the reporting person.
(2)	Percentage of beneficial ownership is calculated under applicable SEC regulations based upon 43,663,105 shares of common stock outstanding as of December 18, 2009.

(b)           The following table sets forth the number of shares of the Issuer’s common stock as to which the reporting person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition.

Reporting Person	Sole Power to Vote	Shared Power to Vote	Sole Power of Disposition	Shared Power of Disposition
Ryan R. Gilbertson	918,313	-0-	918,313	-0-

The reporting person is the controlling member of Crystal Bay Capital Consulting, LLC and, therefore, the reporting person exercises the power to vote and to dispose of the 280,000 shares of Common Stock it beneficially owns.

(c)           The reporting person (or the entity referenced above that is controlled by the reporting person) sold the following shares of Common Stock in the open market through registered broker-dealers subsequent to the filing of Amendment No. 2 to Schedule 13D filed by the reporting person with the SEC on February 13, 2009:

Date of Transaction	Shares Sold	Price Per Share	Aggregate Consideration
12/8/2009	7,200	$9.54	$68,688
12/9/2009	32,399	$9.43	$305,523
12/10/2009	110,401	$9.51	$1,049,914
12/15/2009	50,000	$10.28	$514,000
12/18/2009	50,000	$11.43	$571,500

The price per share reported for each transaction date above is based on the volume weighted average price of the shares sold on such date.  The sales on December 8, 2009 were at prices ranging from $9.50 to $9.55 per share.  The sales on December 9, 2009 were at prices ranging from $9.35 to $9.50 per share.  The sales on December 10, 2009 were at prices ranging from $9.35 to $9.61 per share.  The sales on December 15, 2009 were at prices ranging from $10.10 to $10.46 per share.  The sales on December 18, 2009 were at prices ranging from $11.35 to $11.59 per share.

The reporting person (or the entity referenced above that is controlled by the reporting person) also disposed of the following shares of Common Stock pursuant to bona fide gifts, for which the reporting person received no consideration:

Date of Gift	Shares Gifted
2/23/2009	15,000
2/26/2009	15,000
3/11/2009	12,000
3/16/2009	20,000
3/30/2009	12,000
4/12/2009	10,000
4/13/2009	10,000
4/14/2009	50,000
5/21/2009	5,000
6/10/2009	7,000
6/11/2009	4,000
6/12/2009	3,100
8/31/2009	1,500
10/9/2009	50,000
10/13/2009	500

On December 7, 2009, the reporting person received a grant of 150,000 shares of Common Stock pursuant to the Issuer’s 2009 Equity Incentive Plan.  50,000 of such shares were fully vested upon grant, 95,841 of such shares vest in 23 equal installments of 4,167 shares per month on the first day of each month commencing January 1, 2010, and the remaining 4,159 shares vest on December 1, 2011.

(d)           Not applicable.

(e)           September 24, 2009 is the date on which the reporting person ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2009

Date

/s/ Ryan R. Gilbertson
Signature

Ryan R. Gilbertson, Chief Financial Officer
Name/Title